VBI VACCINES, INC.

222 Third Street, Suite 2241

Cambridge, MA 02142

Telephone: (617) 830-3031

September 1, 2015

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:         VBI Vaccines, Inc.

Registration Statement on Form S-3

Filed August 27, 2015

File No. 333-206618

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VBI Vaccines, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-206618) effective on September 2, 2015 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mitchell, Silberberg & Knupp LLP, by calling Gabrielle Napolitano at (917) 546-7719.  The Company hereby authorizes Ms. Napolitano to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VBI Vaccines, Inc.

By:	/s/ Jeff R. Baxter
Jeff R. Baxter Chief Executive Officer

cc:     Kevin Friedmann, Mitchell, Silberberg & Knupp LLP

Gabrielle Napolitano, Mitchell, Silberberg & Knupp LLP